FORM 3
                United States Securities and Exchange Commission
                     Washington, D.C. 20549

      Initial Statement of Beneficial Ownership of Securities

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person
  Stansky, Daniel E.
  1526 Bridgewood Dr.
  Boca Raton, FL 33434

2. Date of Event Requiring Statement
     11/28/99

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol
     First Entertainment Holding Corp.  FTET

5. Relationship of Reporting Person to Issuer
  Director     10% Owner
X Officer      Other
Chief Financial Officer

6. If Amendment, Date of Original (Month/Day/Year)


7. Individual or Joint Group Filing
    x Form filed by One Reporting Person
      Form filed by More than One Reporting Person

Table 1- Non-Derivative Securities Beneficially Owned

1. Title of Security
  Common Stock

2. Amount of Securities Beneficially Owned
  2,500

3. Ownership Form: Direct (D) or Indirect (I)
  D

4. Nature of Indirect Beneficial Ownership

Table II- Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security


2. Date Exercisable and Expiration Date (Month/Date/Year)


3. Title and Amount of Securities Underlying Derivative Security


4. Conversion or Exercise Price of Derivative Security


5. Ownership Form of Derivative Security Direct (D) or Indirect (I)


6. Nature of Indirect Beneficial Ownership

/s/ Daniel E. Stansky.                   December 9, 1999
-----------------                       ----------------
Signature of Reporting Person            Date